Exhibit 99.2

Huddleston & Co., Inc.

Petroleum and Geological Engineers

1 Houston Center

1221 McKinney, Suite 3700

Houston, Texas 77010

PHONE (713) 209-1100  ®  FAX (713) 752-0828

February 17, 2010

Dorchester Minerals, L.P.

Attention: Mr. William Casey McManemin

3838 Oak Lawn Avenue, Suite 300

Dallas, Texas 75219-4541

Re:	Estimated Reserves and Future Net Revenue
As of January 1, 2010
SEC Pricing Case

Gentlemen:

Pursuant to your request, we have summarized the estimated oil, condensate, natural gas, and plant product reserves and projected revenues net to the interests owned by Dorchester Minerals, L.P. (“DMLP”). A portion of the future reserves and revenues contained in this report were prepared by Calhoun Blair & Associates, Inc. (“Calhoun”) for DMLP. The subject properties are located onshore in the continental United States.

Our conclusions, as of January 1, 2010, follow:

	Net to Dorchester Minerals, L.P.*
SEC Product Prices	Proved Developed	Total Proved
Estimated Future Net Oil/Cond., bbl	3,327,432	3,327,432
Estimated Future Net Gas, MMcf	30,755.2	30,755.2
Estimated Future Net Plant Products, MMcf	4,168.0	4,168.0

Estimated Future Gross Revenue, $	301,592,243	301,592,243
Estimated Future Operating Expenses, $	0	0
Estimated Future Production Taxes, $	18,487,973	18,487,973

Estimated Future Net Revenue (FNR), $	283,104,270	283,104,270
Estimated FNR, Discounted at 10%, $	143,270,493	143,270,493
Estimated FNR, Discounted at 15%, $	115,022,274	115,022,274

Projected Revenues by Year – SEC Product Prices
Estimated Net Revenue, $
2010	27,367,574	27,367,574
2011	24,726,274	24,726,274
2012	22,624,060	22,624,060
Thereafter	208,386,362	208,386,362
Total	283,104,270	283,104,270

Estimated Production – 2010
Oil/Cond., Mbbl	262,146	262,146
Gas, MMcf	3,768.7	3,768.7
Plant Products, MMcf	446.9	446.9

*Numbers subject to rounding.

Dorchester Minerals, L.P.

February 17, 2010

Page Two

Report Preparation

Purpose of Report – The purpose of this report is to provide DMLP with a projection of future reserves and revenues that conforms to the Securities and Exchange Commission (“SEC”) reporting requirements.

Reporting Requirements – SEC Regulation S-K, Item 102, and Regulation S-X, Rule 4-10, and Financial Accounting Standards Board (“FASB”) Statement No. 69 require oil and gas reserve information to be reported by publicly held companies as supplemental financial data. These regulations and standards provide for estimates of Proved reserves and revenues discounted at 10% utilizing product prices based on the arithmetic average of the first-day-of-the-month prices for the trailing twelve months.

Standards of Practice – The Society of Petroleum Engineers (“SPE”) requires Proved reserves to be economically recoverable with prices and costs in effect on the “as of” date of the report. In addition, the SPE has issued Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information which sets requirements for qualifications and independence of reserve estimators and auditors and accepted methods to be used for estimating future reserves.

The estimated reserves contained herein include all (100%) of DMLP’s royalty interests and were prepared in accordance with our understanding of all the applicable SEC, FASB, and SPE regulation requirements and definitions. In our opinion, we have utilized assumptions, data, methodologies, and procedures as was appropriate and necessary for the preparation and purpose of the report. During our analysis, we were given access to DMLP data and personnel as requested. We note that we have necessarily included composite projections of net oil and gas reserves given the limited information available to a royalty interest owner and the relatively small net reserves attributable to any specific property within the composite group. SEC Regulation S-X, Rule 4-10, allows large numbers of royalty interests that are not individually significant to be aggregated for purposes of accounting. The SPE does not address the utilization of composite projections.

Definitions for reserves as outlined in SEC Regulation S-X, Rule 4-10 are included herein.

Reserve Estimates

Reserves for the producing and nonproducing properties were based on extrapolation of performance history and/or analogy to offset wells producing from similar formations. Because of the limited information available to a royalty interest owner and the relatively small net reserves attributable to any specific property, we have projected the Proved Developed reserves for certain properties as a composite rather than evaluating the properties individually. The net composite oil and gas volumes have historically exhibited minimal, if any, decline due to a combination of many factors such as exploratory and development drilling, workovers and recompletions, and implementation of enhanced recovery operations on these properties. The aggregate decline rate utilized for the composite projections anticipates what, in our opinion, is a reasonable level of future activity based on a review of historical and recent drilling records, drilling permits, and new division orders provided by DMLP. We note, however, that DMLP as a royalty interest owner has little, if any, influence over the future development of these properties, and actual future receipts could be materially more or less than those estimated herein.

Plant products were projected on a property group by property group basis. Because of the difficulty in distinguishing between various units of volume (gallons, barrels, long tons), various products (propane, butane, sulfur), and various unit prices, we have projected plant product volumes as a percent of gas

Huddleston & Co., Inc.

Dorchester Minerals, L.P.

February 17, 2010

Page Three

volumes based on the percentage of 2009 plant product revenue to 2009 gas revenue, derived from DMLP’s historical accounting data.

The Fayetteville Royalty properties (Group 22) were projected by Calhoun. Calhoun also prepares reserve estimates for DMLP’s Fayetteville net profits interest properties, which allows for consistency in reserve assignments where DMLP has both a net profits and royalty interest in a well. We have included the Calhoun projections on an individual well basis in our report.

There are inherent uncertainties in the estimation and projection of future reserves and revenues. Economic and political forces, product prices, operating costs, geologic conditions and the level of activity on DMLP’s properties may affect these estimates. The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.

Product Prices

The benchmark prices for oil and gas of $61.04 per barrel and $3.78 per MMBtu, respectively, were based on the arithmetic average of the first-of-the-month NYMEX WTI spot price and the first-of-the-month Houston Ship Channel index price for the time period January 2009 through December 2009. Product prices were held constant throughout the life of the properties.

Oil and gas prices were adjusted on a property group basis for gravity, heating value, sulfur content, transportation costs, and market area utilizing DMLP’s historical accounting records.

A comparison of the average product prices, weighted as a composite for all properties, follows:

	Benchmark Price		Adjusted Price
SEC Product Prices	Oil/Cond., $/bbl	Gas, $/Mcf	Oil/Cond., $/bbl	Gas, $/Mcf
2010	61.04	3.78	56.50	3.40
2011	61.04	3.78	56.49	3.39
Average Over Life	61.04	3.78	56.41	3.41
Maximum	61.04	3.78	56.50	3.53

Product price hedges, if any, were not considered for the purposes of this report.

Operating Expenses

All of the properties consist of only royalty interests that are not burdened by operating costs. We have deducted the proper production taxes for those properties that were projected individually. For the composite projections we have deducted average tax rates derived from DMLP’s accounting records.

Other Considerations

Additional Potential Values – Values were not assigned to nonproducing acreage or to acreage held by production, if any, or to the salvage of surface and subsurface equipment. We have not accounted for any future lease bonus and rental income.

Huddleston & Co., Inc.

Dorchester Minerals, L.P.

February 17, 2010

Page Four

Additional Costs – Costs were not deducted for general and administrative expenses, depletion, depreciation, and amortization, or potential federal income tax.

Data Sources – Data including basic well information, accounting data, product prices, operating costs, ownership, and initial test rates and/or current producing rates of certain recently completed wells were supplied by DMLP. We have accepted this information as correct.

Production statistics were obtained from public sources for the individual properties and from DMLP accounting records for the composite property groups.

Report Qualifications – Estimates of future reserves are based on predictions of recoverable hydrocarbons, rates of production, proration by state and federal agencies, product prices, operating costs, and direct taxes. The reserve estimates included herein were based on current regulatory and market conditions. Any changes to current government regulations and/or market conditions could result in the volumes actually recovered and the revenues actually received by DMLP to differ significantly from the estimated quantities presented in this report.

We specifically advise that any particular reserve estimate for a specific property should not be used out of context with the entire report.

The revenues and present worth of future net revenues are not represented to be market values for individual properties or on a total property basis.

Respectfully submitted,

Gregory S. Floyd, P.E.
Texas Registered Engineering Firm F-1024

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Huddleston & Co., Inc.